The Real Brokerage Inc. Broadens Its Tech- Powered Real Estate Brokerage to Wisconsin with the Addition of Top Real Estate Group and Agents

NEWS PROVIDED BY
The Real Brokerage Inc.
Mar 15, 2021, 07:47 ET

TORONTO and NEW YORK, March 15, 2021 /PRNewswire/ -- The Real Brokerage Inc. (Real) (TSXV: REAX) (OTCQX: REAXF), a national, technology-powered real estate brokerage in the United States, today announced its expansion to Wisconsin with the addition of a leading real estate group, Inventure Realty Group, and other top agents in the Madison and Milwaukee metro areas.

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"We look at Real as a great opportunity for the agents, one that we could never offer them."

Kathleen “Sona” Olson joins Real as Designated Managing Broker in Wisconsin.

Kenneth Kaiser, founder of Inventure Realty Group in Madison, Wisconsin, joins Real.

Inventure Realty Group is a 90-agent Madison-based real estate group sold 960 homes in 2020 worth US $283 million in closed volume. Local entrepreneur and UW-Madison alum Kenneth Kaiser founded Inventure in 2007 after learning the business from his parents and later making his mark as a top newcomer at Keller Williams. In 2014, his former colleague and fellow alum Kathleen "Sona" Olson joined him at Inventure as managing broker. Sona has over 20 years of experience as a broker in Wisconsin and is a third generation REALTOR®. She spent the ﬁrst 12- years of her career working with her father, a residential real estate developer, learning about land development and the residential market.

Driven by its family roots in the business, Inventure's mission is to return as much value as possible to agents with the belief that well-supported agents provide the best service to clients. In 2021, Real presented an opportunity to expand on Inventure's education platform and its mission to provide their agents with the best support possible. The next-generation brokerage that Real presents is an "opportunity we cannot afford to lose for our agents or our company," said Kaiser, who will be taking on the role of Wisconsin growth leader at Real.

"The question we had was how do you keep growing when the model for real estate is changing?" said Kaiser. "We look at Real as a great opportunity for the agents, one that we could never offer them, with additional ﬁnancial opportunities, technology and national footprint. It gives our agents a way to build other revenue sources and be associated with something bigger."

"Real is shaking up the traditional models in our industry. It's exciting that we can be involved and help build a foundation here for our agents," said Olson, who has signed on to be Real's Designated Managing Broker in Wisconsin.

"We are excited to launch Real in Wisconsin with Inventure Realty Group's local recognition for extraordinary service and the shared desire to provide agents in the Badger State with the best platform for growth possible," said Real co-founder and CEO Tamir Poleg.

Additional agents who joined in Real's launch in Wisconsin include the following:

  John Glassbrenner with Newfangled Realty in the Chippewa Valley

  Jacqueline Knight and Guy Lofts in Verona

  Danice Kalscheur with NextHome Metro in Madison

  Mary Lausted in Eau Claire and Chippewa Falls

  Leah Marsh in Appleton

  Omar Ortiz with Flamboyant Real Estate Group in Milwaukee

  Brian Redlich and Mike Lu with the Real Estate By Redlich Team in Milwaukee.

Guy Lofts served as associate broker for Real's Wisconsin launch. Lofts brings over 20 years of experience to the role, including leadership positions at eXp Realty and Keller Williams. He is known for identifying talent, providing vision, recruiting, training and motivating agents.

"At Real I look forward to helping both customers and agents achieve the American dream through best-in-class technology and the most compelling opportunities for agents with competitive splits, stock purchase programs and revenue sharing," said Lofts.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 25 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates ﬁnancial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act, and may not be offered or sold within the United States or to, or for the account or bene t of U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act)

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, Information relating to Real's future growth plans and strategy, and eligibility of agents to receive performance-based or equity incentives as part of Real's incentive program.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

Contact:

Lynda Radosevich

917-922-7020

lynda@joinreal.com

SOURCE The Real Brokerage Inc.